Mitzi Chang +1 415 733 6017 MChang@goodwinlaw.com	Goodwin Procter Three Embarcadero Center San Francisco, CA 94111 goodwinlaw.com +1 415 733 6000

April 2, 2021

Mitchell Austin

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Marqeta, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted February 16, 2021

CIK No. 0001522540

Dear Mr. Austin:

This letter is submitted on behalf of Marqeta, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on February 16, 2021 (the “Draft Registration Statement”), as set forth in your letter dated March 15, 2021 addressed to Jason Gardner, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement) via email.

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

Prospectus Summary

Overview, page 1

1.

You reference other businesses here and in a graphic on page 69, including DoorDash, Instacart, Affirm, Uber, Expensify, J.P. Morgan and others. Please revise to clarify whether these businesses are your customers. To the extent these businesses are your customers, tell us the significance of these customers to the company and the criteria used to select these customers for use in your prospectus.

RESPONSE: The Company confirms that these businesses are the Company’s Customers and has revised pages 1, 69, and 91 of the Amended Draft Registration Statement to address the Staff’s comment as follows:

“Marqeta’s modern card issuing platform, or our Platform, empowers our Customers—which include businesses like Affirm, DoorDash, Instacart, and Klarna—to create customized payment cards that provide innovative payment experiences for their customers and end users.”

The Company selected these Customers based on several factors, including contribution to net revenue, demonstration of the use cases and types of Customers the Company services, or being an important Customer for the Company’s international and/or product expansion plans. Each of the Customers chosen generated net revenue over $150,000 in the year ended December 31, 2020 for the Company.

2.

Please disclose the dollar-based net retention rate for the year ended December 31, 2019. Also, please disclose the change in net loss to provide balanced disclosure to the year- over-year growth discussion.

RESPONSE: The Company has revised pages 2, 6, 7, 80, 92, and 102 of the Amended Draft Registration Statement to disclose the dollar-based net retention rate for the year ended December 31, 2019 as follows:

“The strength and durability of our Customer relationships are evidenced by our year-over-year net revenue growth of 103% for the year ended December 31, 2020 and our dollar-based net revenue retention of over 200% for each of the years ended December 31, 2019 and 2020.”

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

“We achieved year-over-year net revenue growth of 103% for the year ended December 31, 2020 and dollar-based net revenue retention of over 200% for each of the years ended December 31, 2019 and 2020.”

“Our dollar-based net revenue retention was 200% for each of the years ended December 31, 2019 and 2020, illustrating the strength and durability of our Customer relationships.”

“As an indicator of the strength of our relationships, we achieved dollar-based net revenue retention of over 200% for each of the years ended December 31, 2019 and 2020.”

The Company has also revised pages 2 and 92 of the Amended Draft Registration Statement to disclose the change in net loss as follows:

“We incurred net losses of $58.2 million and $47.7 million for the years ended December 31, 2019 and 2020, respectively, a decrease of 18%.”

Emerging Growth Company, page 10

3.

You disclose that you are an emerging growth company and describe certain exemptions from various public reporting requirements that EGCs may utilize. Please revise to clarify which of these exemptions you will utilize.

RESPONSE: The Company has revised page 10 of the Amended Draft Registration Statement to address the Staff’s comment as follows:

“We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we have elected to take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes Oxley Act, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments.”

Risk Factors

Our amended and restated bylaws will designate..., page 53

4.

You disclose here that the U.S. District Court for the District of Delaware shall be the sole and exclusive forum for resolving claims arising under the Securities Act and note potential enforceability concerns with this provision. Please revise to clarify that the potential enforceability concerns arise from the fact that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

RESPONSE: The Company has revised page 53 of the Amended Draft Registration Statement to address the Staff’s comment as follows:

“Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Delaware shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision, as the company is incorporated in the State of Delaware.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metric and Non-GAAP Financial Measures, page 72

5.

We note on page 74, and elsewhere, when discussing your components of results of operations, you disclose that increases in revenues and associated costs are a result of changes in various transaction based metrics, such as transaction volume on your platform, total transaction volume, gross transaction volume, customers’ transaction volume or card transaction value. We also note your disclosure on page 6 that you have “processed approximately 1.6 billion transactions on our Platform.” In order to provide adequate context for an investor to understand the metrics presented, please revise to:

•	define these terms and discuss how each are calculated (i.e., based on dollar value or number of transactions);

•	clarify how these metrics relate to each other; and

•	ensure that your use of the metrics is consistently presented throughout the filing.

For further guidance refer to SEC Release No. 33-10751.

RESPONSE: The Company has removed the references to “transaction volume on the Platform,” “total transaction volume,” and “gross transaction volume” in the Amended Draft Registration Statement. To focus on the metric management tracks that the Company believes are important to an investor’s understanding of the Company’s results of operations and its business, the Company has revised the presentation of its volume-based and transaction count metrics as follows:

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

•	“Total Processing Volume” is the total dollar amount of payments processed through the Company’s Platform, net of returns and chargebacks.

•	“Processing volume” refers to the dollar amount of payments processed through the Company’s Platform, net of returns and chargebacks that contribute to the Company’s Total Processing Volume.

•	“Transactions on our Platform” refers to the number of transactions the Company processes on its Platform.

6.

Besides Total Processing Volume, please describe for us the other metrics you use to monitor and manage your platform business. Furthermore, if other “transaction volume” metrics are used by management to manage the business, and promote an understanding of the company’s operating performance, they should be identified as key performance indicators and discussed pursuant to Item 303(a) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350. Please tell us your consideration of disclosing metrics, or other key performance indicators used.

RESPONSE: The Company respectfully advises the Staff that it monitors and manages its business in a number of ways beginning with Total Processing Volume, as defined on page 19 of the Amended Draft Registration Statement. The Company believes Total Processing Volume is the best predictor of the strength and growth of its business because a majority of the Company’s Customer agreements are structured based on processing volume. Total Processing Volume also reflects the continued usage of the Company’s Platform by its Customers and their cardholders. Management monitors processing volume trends on a weekly, monthly, quarterly, and annual basis. The Company also monitors its consolidated net revenue, which is critical to the Company’s understanding of the amount of revenue earned for processing transactions and delivering services via the Company’s Platform. In addition, the Company reviews gross profit, which reflects not only the dollars earned for processing transactions for a particular period after costs of revenue, but also measures the amount available for the Company to invest back into the business to further grow and expand. The Company also reviews its gross profit margin to determine the direct profitability of delivering the Company’s Platform services for a particular period. Gross profit is reflected in the Company’s statement of operations, and gross profit margin is reflected in Selected Consolidated Financial and Other Data and Management’s Discussion and Analysis. In addition, the Company reviews net income (loss) to measure the overall profitability of its business inclusive of operating expenses. The Company monitors net loss margin to measure efficiency of its business investments and the operating leverage which it achieves in a particular period. Net loss margin is included in Management’s Discussion and Analysis.

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

The Company also reviews both Adjusted EBITDA and Adjusted EBITDA margin to evaluate its operating performance, as set forth on pages 18, 68, and 72 of the Amended Draft Registration Statement. Adjusted EBITDA and Adjusted EBITDA margin provide an understanding of alternative measures of profitability from a dollar and percentage basis without the effects of share-based compensation, depreciation and amortization, and other components (e.g., taxes, interest). In some respects, the Company views these non-GAAP financial measures as a proxy for operating cash flow without the effects of financing or investing.

7.

Please accompany your presentations of Adjusted EBITDA margin with an equally prominent presentation of a comparable ratio calculated using GAAP amounts. Refer to Item 10(e)1(i)(A) of Regulation S-K and footnote 27 of non-GAAP adopting Release No. 33-8176.

RESPONSE: The Company has revised pages 18 and 68 of the Amended Draft Registration Statement to prominently present net loss and net loss margin to address the Staff’s comment as follows:

	Year Ended December 31,
	2019	2020
Total Processing Volume (TPV) (in millions)	$21,674	$60,075
Net loss (in thousands)	$(58,200)	$(47,695)
Net loss margin	(40)%	(16)%
Adjusted EBITDA (in thousands)	$(34,026)	$(15,378)
Adjusted EBITDA Margin	(24)%	(5)%

Components of Results of Operations, page 74

8.

In regard to your interchange fees, please disclose whether there have been changes in the variables used to calculate the fee, either in the percentage used or fixed amount applied. Furthermore, please disclose and quantify the average interchange fee applied on card transactions you process for your customers for the period(s) presented.

RESPONSE: The Company respectfully acknowledges the Staff’s comment. The Company notes that Interchange Fees are established by Card Networks, who then publish those rates and apply them to transactions routed through their respective networks, including those that are further processed through the Company’s Platform. These published rates are changed from time to time by Card Networks at their discretion. The Company will disclose any material changes to the interchange rates published by the Card Networks when such changes have a material effect on the Company’s net revenue for a particular reporting period.

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

While the Company remains committed to providing investors with narrative disclosure, where appropriate, about directional changes in the published Interchange Fees applied by Card Networks and the impact thereof on the Company’s financial performance, the Company does not believe that the specific average Interchange Fee for a particular period would be material to investors. To the contrary, the Company believes that providing the specific average Interchange Fee on a period-over-period basis could be potentially misleading to investors, to the extent that it may appear to suggest broader trends or changes in the Company’s underlying business (appearing both positive and negative), when in fact such changes are the result of a number of randomized aggregated transaction attributes and variables (for example, transaction mix, which refers to the proportion of signature debit versus PIN debit transactions and consumer versus commercial debit cards usage, and transaction size). For these reasons, the Company respectfully advises the Staff that it does not believe such disclosure would be helpful to investors.

Results of Operations, page 76

9.

Once comparative periods are presented, please revise to separately quantify each significant factor contributing to the change for each of the line items discussed within the results of operations section. In regard to revenues, for example, please clarify the amount of revenues generated from interchange fees versus processing and other fees and identify the factors that drove growth in interchange fees and processing and other fees and provide corresponding quantification of each factor or offset. Refer to Item 303(a)(3)(iii) of Regulation S-K.

RESPONSE: The Company has revised the Amended Draft Registration Statement to add the presentation of fiscal year 2020 to Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company has quantified the significant factors contributing to changes in its period-over-period financial results where such changes are material to an understanding of the Company’s financial results.

10.

Furthermore, we note that you generate a substantial percentage of your revenues from Square, Inc., and Instacart. For each period presented, please disclose the number of transactions processed and the average interchange fee applied for both Square Inc. and Instacart, or any other significant customer.

RESPONSE: The Company has revised page 77 of the Amended Draft Registration Statement to disclose the dollar amount of net revenue increase and the specific percentage of Total Processing Volume change attributable to Square in the periods presented as follows:

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

“Total net revenue increased by $147.0 million, or 103%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, of which $117.7 million was generated by Square. The increase was primarily driven by a 177% increase in TPV. This increase was due to a 170% increase in processing volume generated from Square, and a 188% increase in processing volume generated from all other programs, excluding Square.”

The Company believes that these additions are responsive to the Staff’s comment, while aligning with how the Company manages its business and how investors could best understand the Company’s financial performance.

Respectfully, the Company does not believe that the number of transactions processed (either in aggregate or for a specific Customer) is material to an understanding of the Company’s financial performance. The Company does not manage its business by the number of transactions processed. Further, as noted in the Company’s response to Comment #6 above, the Company manages its business by Total Processing Volume through its Platform. Similarly, the Company respectfully notes that it does not believe that the average Interchange Fee applied on card transactions processed for Customers on the Company’s Platform (and more specifically, quantifying the amounts of average Interchange Fees applied in any particular period, or on a period-over-period basis) is material to an understanding of the Company’s financial performance. As noted in the Company’s response to Comment #8 above, Interchange Fees are established by the Card Networks who then publish the rates and apply them to transactions through their respective network. The Company reflects the impact of these published Interchange Fees in its net revenue, and therefore, the net revenue attributable to any particular Customer, such as Square, is already reflective of the published Interchange Fees associated with its transactions on the Company’s Platform. For these reasons, the Company believes that providing investors with the net revenue increase attributable to Square and the percentage of Total Processing Volume change attributable to Square is more meaningful to investors and likely to provide greater understanding of its financial performance.

With respect to Instacart, the Company believes that although Instacart is (and has been) an important Customer of the Company, its impact on the Company’s financial statements for the periods presented in the Amended Draft Registration is not quantitatively significant in those periods. The Company generated 11% and 9% of its net revenue from Instacart in the years ended December 31, 2019 and 2020, respectively, and we expect this percentage to continue to decrease in the future. This is compared to Square, where net revenue generated from Square represented 60% and 70% of the Company’s total net revenue in the years ended December 31, 2019 and 2020, respectively.

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

11.	In regard to your revenue share payments, please clarify and quantify the amount of the revenue share that was netted against platform service revenues for the period(s) presented.

RESPONSE: The Company respectfully acknowledges the Staff’s comment. The Company has included a description of its Revenue Share payments in its discussion of the Company’s business model because Revenue Share payments (as a concept) are important to an investor’s understanding of how the Company incentivizes Customers to increase their processing volumes on and through the Company’s Platform. As discussed on page 102 of the Amended Draft Registration Statement, the Company’s contracts with its Customers allow certain Customers to “earn” Revenue Share payments by sending transactions through the Company’s Platform. In evaluating the disclosures in MD&A the Company considered the remarks of Mr. Gilmore, Deputy Chief Accountant of the SEC’s Department of Corporate Finance, at the 2020 AICPA Conference on Current SEC and PCAOB Developments in which he said the Staff has observed that more registrants are operating technology platforms to connect suppliers to end users that offer incentive programs to gain more users. When these incentives are material and are classified as sales and marketing expense or cost of sales (rather than as a reduction of revenue), registrants should quantify and discuss the incentives in MD&A, he said. The Company confirms that all Revenue Share payments are recorded as a reduction in net revenue and are not recorded or allocated to any other line item on the Company’s statement of operations.

In addition, and as discussed on page 102 of the Amended Draft Registration Statement, the percentage of Revenue Share payments earned by particular Customers under certain Customer contracts can increase as the Customer’s processing volume on the Platform increases. Therefore, as Revenue Share payments are designed to be Customer-specific, they can vary significantly from Customer to Customer, contract to contract and period to period, and they often do not bear a linear relationship to processing volume from a particular Customer, nor to Total Processing Volume by the Company’s Customers as a whole.

Further, while our Revenue Share model is important to an understanding of the tools the Company uses to grow its business, create wider and deeper Customer adoption, and drive increased overall Total Processing Volume on its Platform, the Company believes that Revenue Share payments (and more specifically, quantifying the amounts of Revenue Share payments in any particular period, or on a period-over-period basis) are not material to an understanding of the Company’s financial statements. This is because, under GAAP, Revenue Share payments are recorded in the Company’s financial statements as a reduction to interchange revenue, and thus reported within net revenue, which is the opening line item on the Company’s statement of operations. If in the alternative, the Company had proposed to show gross revenue as the opening line item

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

on the Company’s statement of operations (which the Company does not believe is appropriate under GAAP), then the Company would likely agree that quantifying Revenue Share payments would be relevant to an investor reading the Company’s financial statements. In such a hypothetical case, changes in gross revenue on a period over period basis could be primarily driven by changes in Revenue Share payments (e.g., more liberal granting of “rewards” or incentives by the Company might lead directly to higher gross revenue for the Company). But because the Company only shows revenue on a net basis, after reduction of all Revenue Share payments from Interchange Fees, a reader of the Company’s financial statements is not exposed to gross revenue figures that could potentially be misleading absent such quantification. Here, the Company’s top-line performance is shown only on a net basis.

The Company has revised the disclosures on pages 77 of the Amended Draft Registration Statement to include additional narrative discussion, where appropriate, about trends in Revenue Share payment activity in the periods covered by the financial statements as follows:

“The increase in TPV also drove a 161% increase in Revenue Share in the year ended December 31, 2020 compared to the year ended December 31, 2019.”

The Company also confirms to the Staff that to the extent that the Company were to believe, in future periods, that quantification of Revenue Share payments was to become material to a reader of the Company’s financial statements for a given period of presented results (e.g., if the activity were halted completely (either temporarily or permanently), or was substantially and materially altered in a manner inconsistent with the way the Company has previously described how it uses Revenue Share payments), then the Company would consider including such quantification for investors and other readers of its financial statements in future filings.

12.

In regard to Cost of Revenues, please identify, discuss and quantify costs related to card networks, issuing banks, and card fulfillment. For instance, when discussing card network costs, please quantify any changes in the “specified percentages of the gross transaction processing volume or in fixed amounts per transaction routed through the respective card network.”

RESPONSE: The Company has revised pages 77 of the Amended Draft Registration Statement to identify, discuss, and quantify costs related to Card Networks, Issuing Banks, and other costs included in costs of revenue as follows:

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

“Costs of revenue increased by $89.6 million, or 108%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to increased Card Network fees as the result of the 177% increase in TPV and 112% increase in the number of transactions. Such fees are net of monetary incentives from Card Networks for processing volume via the respective Card Networks during the period. Issuing Bank fees are typically structured based on volume tiers; as our processing volumes grow, these fees as a percentage of processing volume decline. Issuing Bank fees increased $7.3 million, or 58%, which was lower than the percentage of increase in TPV as a result of volume tiers being met at Sutton Bank.”

The Company respectfully advises the Staff that card fulfillment costs are immaterial to the Company’s statement of operations.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 86

13.

We note you utilized the market and income approaches to arrive at fair value of your common stock. Please discuss how you weighted each approach used in your valuation and what factors you considered in determining these weightings. Please also include a statement in your filing regarding your common stock valuation that clarifies that once the company becomes public, these estimates will not be necessary since the fair value will be the trading value.

RESPONSE: For the years ended December 31, 2019 and 2020, the Company used a probability weighted expected return model (PWERM) to estimate the fair value of its common stock at specific valuation dates. The PWERM used two scenarios: 1) IPO scenario, which utilized market revenue multiples of public companies with similar characteristics to those of the Company (market approach) and 2) Remain Private scenario, which utilized a discounted cash flow model based on Company performance projections and market revenue multiples of public companies with similar characteristics to those of the Company (a combination of an income approach and market approach). In addition to these market and income approaches, the Company also considered indications of fair value provided by secondary sales of its common stock. For all valuation dates, except for May 31, 2020, the Company placed the most weight on evidence provided by secondary sales at 50%. The Company ascribed the remaining 50% weighting to a combination of IPO scenario and the Remain Private scenario – with increasing weight placed on the IPO scenario over the two-year period ended December 31, 2020. For example, the Company weighted the IPO scenario at 5% in 2019 and ramped this to 35% by the end of 2020. The increase in the probability weighting for the IPO scenario in 2020 reflected the Company’s plans and status of activities required to be ready for an initial public offering. For the valuation as of May 31, 2020, the Company did not weight secondary transactions as this valuation was inferred by reference to the Company’s Series E-1 preferred stock offering that took place in May 2020, which the Company considered to be the best evidence of fair value as of this valuation date.

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

The determination of weighting these various valuation measures requires significant judgement. The Company determined these weightings through consultation with our third-party valuation firm that enabled the Company to understand what other companies (market participants) do in similar situations and fact patterns. In weighting secondary sales transactions the Company considered that purchasers may not have had complete reasonable knowledge of company information or ability to complete customary due diligence in executing their investments, trading volume was limited over the periods and trades occurred infrequently. Notwithstanding these factors, the Company considered it prudent and balanced to weight these secondary sales at 50% of the overall valuation.

The Company has revised page 90 of the Amended Draft Registration Statement to address the Staff’s comment as follows:

“Such estimates will not be necessary upon completion of this offering as we will be using the fair value of our publicly traded shares.”

Business

Our Relationships with Issuing Banks and Card Networks, page 104

14.

You disclose that one Issuing Bank, Sutton Bank, settled approximately 97% and 96% of your total processing volume for the fiscal years ended December 31, 2019 and 2020, respectively. Please revise here or elsewhere to describe the material terms of your material agreements with Sutton Bank. Additionally, please file any material agreements with Sutton Bank as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE: The Company has revised page 108 of the Amended Draft Registration Statement to address the Staff’s comment as follows:

“On April 1, 2016, we entered into a prepaid card program manager agreement with Sutton Bank. Under the terms of the agreement, Sutton Bank settles payment transactions for us and provides prepaid card and other related services to us, including the issuance of cards for approved card programs. The agreement provides that we pay Sutton Bank a fee based on a percentage of the value of transactions processed. Under this agreement we are entitled to receive 100% of the Interchange Fees for processing our Customers’ card transactions. The agreement also provides for the payment of termination fees, including fees and costs to Sutton Bank, in the case of early termination by us. The current term of the agreement expires in 2027, after which it automatically renews on the same terms and conditions for a two-year renewal term, unless either party provides written notice of its intent not to renew at least 180 days prior to the expiration of the then-current term. Either we or Sutton Bank may terminate the agreement under certain specified circumstances, including if the other party commits a material breach that is not cured within 30 days.”

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

The Company respectfully advises the Staff that it will file a redacted copy of its agreement with Sutton Bank in a subsequent amendment to the Amended Draft Registration Statement, and has updated the list of exhibits in Item 16 of Part II of the Amended Draft Registration Statement to reflect the inclusion of the agreement.

15.

You disclose that your business relies on your relationships with Card Networks, and note that Card Networks include Visa, Mastercard and Discover Network. Please revise here or elsewhere to summarize the material terms of your material agreements with any Card Network with whom you have a material relationship.

RESPONSE: The Company has revised page 109 of the Amended Draft Registration Statement to address the Staff’s comment as follows:

“Mastercard

In 2020, we entered into a strategic relationship agreement with Mastercard. We have also entered into a number of subsequent arrangements with Mastercard, including certain brand agreements. Under these agreements, we have agreed to cooperate with Mastercard on a number of initiatives, including international expansion, product, marketing and business development collaboration. The contracts provide Marqeta with tiered incentives based on the processing volume of our Customers’ transactions routed through Mastercard and its affiliated networks. The current term of the strategic relationship agreement expires in 2028 or at an earlier date if Marqeta achieves a certain processing volume milestone through the Mastercard network. Either party may terminate the agreements under specified circumstances, including upon a material breach that remains uncured for a specified period of time.

Visa

In 2017, we entered into a strategic alliance framework agreement with Visa, subsequently amended. We have also entered into a number of subsequent arrangements with Visa, as governed by the strategic alliance framework agreement, including a service evaluation agreement and certain brand agreements. Under these agreements, we have agreed to cooperate with Visa on a number of initiatives, including international expansion, product, marketing and business development collaboration. The contracts provide Marqeta with tiered incentives based on the processing volume of our Customers’ transactions routed through Visa and its affiliated networks. The current term of the strategic alliance framework agreement expires in 2022 and automatically renews annually thereafter. Either party may terminate the agreements under specified circumstances, including upon a material breach that remains uncured for a specified period of time. Visa may also elect to terminate the agreements prior to the natural expiration of the then-current term due to our failure to meet certain performance requirements.

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

Pulse Network

In 2013, we entered into a direct processor agreement with Pulse Network LLC, or Pulse, subsequently amended. The contract provides Marqeta with tiered incentives based on the processing volume of our Customers’ transactions routed through Pulse and its affiliated networks. The contract is currently under a renewal term, which automatically renews annually, unless either party provides written notice of its intent not to renew. Either party may terminate the agreement under specified circumstances, including upon a material breach that remains uncured for a specified period of time.”

Our Customers, page 104

16.

We note that Square and Instacart accounted for a significant percentage of your revenue for the fiscal years ended December 31, 2019 and 2020. We also note that you describe some of the terms of your agreements with these customers in a risk factor on page 23. Please summarize the material terms of your agreements with Square and Instacart.

RESPONSE: The Company has revised page 107 of the Amended Draft Registration Statement to address the Staff’s comment with respect to Square as follows:

“Agreements with Large Customers

Square

On April 18, 2016, we entered into a master services agreement with Square, subsequently amended, which provides for the commercial terms of our relationship with Square. Pursuant to the terms of the agreement, we have agreed to manage Square’s Square Card and Cash App card issuing programs. Under the agreement to manage these card programs, we agree to share with Square a portion of the net interchange revenue that we earn from processing the volume of these programs. The Revenue Share provisions include increased rates of Revenue Share when processing volumes reach specified volume tiers. Additionally, the Company generates revenue from other processing services under the agreement. In addition, on March 13, 2021, and as specified in our agreement with Square, we granted Square a warrant to purchase up to 1,100,000 shares of our common stock at an exercise price of $0.01 per share, which is exercisable upon attaining certain milestones. The current term of our agreement with Square for Cash App expires in March 2024, the current term of our agreement with Square for Square Card

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

expires in December 2024, and each agreement automatically renews thereafter for successive one-year periods, unless terminated earlier by either party. Either we or Square may terminate the master services agreement under certain specified circumstances, including upon a material breach. The agreement also provides for certain other terms, including representations and warranties of the parties, intellectual property rights, data ownership and security, limitations on liability, confidentiality and indemnification rights, and other covenants.”

With respect to Instacart, the Company believes that although Instacart is (and has been) an important Customer of the Company, its impact on the Company’s financial statements for the periods presented in the Amended Draft Registration is not quantitatively significant in those periods and thus has only included a discussion of the material terms of the Company’s agreements with Square. The Company generated 11% and 9% of its net revenue from Instacart in the years ended December 31, 2019 and 2020, respectively. This is compared to Square, where net revenue generated from Square represented 60% and 70% of the Company’s total net revenue in the years ended December 31, 2019 and 2020, respectively.

17.

We also note that your growth strategy calls for the onboarding of new customers. In order to provide context to this disclosure, please disclose your total number of customers for each period provided in your financial statements.

RESPONSE: The Company has revised page 107 of the Amended Draft Registration Statement to include the total number of the Company’s Customers as of the end of each fiscal year presented as follows:

“We had over 130 and over 160 Customers as of December 31, 2019 and 2020, respectively.”

Certain Relationships and Related Party Transactions, page 128

18.	Please file the investor rights agreement as an exhibit.

RESPONSE: The Company respectfully advises the Staff that it will file the investor rights agreement in a subsequent amendment to the Amended Draft Registration Statement.

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

Note 2. Summary of Significant Accounting

Policies Revenue Recognition, page F-9

19.

Please tell us your consideration of separately disclosing the total cumulative effect of the adoption of ASC 606 on your retained earnings as of the initial date of adoption. Refer to ASC 250-10-50-1.

RESPONSE: The Company respectfully advises the Staff that under ASC 606-10-65-1(e), an entity that elects to apply the full retrospective method is not required to disclose the effect of the changes on the current period, as would otherwise be required by ASC 250-10-50-1(b)(2). On January 1, 2019, the Company adopted ASC 606, Revenue from Contracts with Customers (Topic 606), using the full retrospective method. Accordingly, the results for the prior comparable period (the year ended December 31, 2018) were adjusted to conform to the current period measurement and recognition of results. The Company adjusted its results for the year ended December 31, 2018 and recorded a cumulative adjustment of $12,000 to the accumulated deficit as of January 1, 2018. The Company evaluated the impact of all the adjustments recorded in the prior period that were retrospectively adjusted including the total cumulative effect to its retained earnings and there was no material impact on the consolidated financial statements for the periods presented in this filing.

20.

Please disclose the general or standard term (i.e., contractual length) of your platform services contracts and renewal terms. Also, clarify the typical length of the contract with card network processors and card-issuing financial institutions.

RESPONSE: The Company has revised pages F-10 and F-12 of the Amended Draft Registration Statement to address the Staff’s comment as follows:

“The standard term of the Customer contracts is three years, with automatic renewal for successive one-year periods thereafter unless either party provides written notice of its intent not to renew.”

“The Company’s contracts with Card Networks and Issuing Banks typically have terms ranging from three to five years which may be renewed in one-year to two-year increments as agreed by both parties.”

“The current term of the agreement [with Sutton bank] expires in 2027, after which it automatically renews on the same terms and conditions for a two-year renewal term, unless either party provides written notice of its intent not to renew at least 180 days prior to the expiration of the then-current term.”

21.

We note you have determined that your transaction-based revenue represents a single performance obligation, which include a number of services you have identified in these arrangements. Accordingly, please provide us your analysis regarding how you determined that all services in these arrangements should be combined. Reference ASC 606-10-25-19 through 22.

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

RESPONSE:

The Company respectfully advises the Staff that in providing the Platform to Customers, the Company provides six services grouped into three categories:

Program Implementation Services:

1. Assisting Customers in connecting their systems to the Company’s Platform.

2. Designing Customers’ card programs, including selecting optimal Issuing Banks and Card Networks.

Transaction Processing and Program Management:

3. Providing continuous access to the Company’s Platform to ensure card transactions are properly authorized and settled in accordance with a given Customer’s defined rules.

4. Providing processing services, including creating new cardholder accounts, reconciling account activities, closing accounts, and providing data and reports on account activities. These processing activities also include ensuring settlement occurs between Customers’ funding deposit accounts at Issuing Banks and Card Networks in an accurate and timely manner.

5. Managing relationships with Issuing Banks and Card Networks, including obtaining Issuing Bank approval for all card programs and creating cardholder agreements. Marqeta is solely responsible for obtaining Issuing Bank approvals for all Program Customers’ card programs.

Physical Card Fulfillment Services:

6. Providing physical payment card fulfillment services, including contracting with third-party companies to manufacture cards, assisting Customers with card design and features, ensuring that cards meet Card Network specification requirements, and ensuring cards are shipped to cardholders.

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

ASC 606-10-25-19 states a service that is provided to a customer is distinct if both of the following criteria are met:

a) The customer can benefit from the good or service on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b) The entity’s promise to transfer the good or service to the customer is separately identifiable from the other promises in the contract (that is, the good or service is distinct within the context of the contract).

The Company concluded it has two distinct performance obligations to itsCustomers, which are:

Platform Services: Providing continuous access to the Company’s Platform to process all Customers’ transactions as needed. This obligation includes authorizing, settling, and clearing all transactions and managing the interactions with the Issuing Banks and Card Networks, which are represented by deliverables #1 through #5 above. All these deliverables are considered a single performance obligation. Deliverables #1 and #2 under the heading “Program Implementation Services” do not constitute distinct services because a Program Customer cannot benefit from these deliverables on their own or together with other resources.

Physical Card Fulfillment: Providing physical card fulfillment services, which is deliverable #6 above. The Company considers physical card fulfillment services as distinct since Customers could benefit from this service on its own. Further, certain Customers contract with other third parties for their card fulfillment needs and use such physical cards on the Company’s Platform. Additionally, Customers can utilize the Company’s Platform for their card programs without the physical cards, by using virtual cards.

The Company also considered the guidance in ASC 606-10-25-21, which states:

In assessing whether an entity’s promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs. Factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include, but are not limited to, the following:

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

A The entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted. In other words, the entity is using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer. A combined output or outputs might include more than one phase, element, or unit.

B One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.

C The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.

The Company has determined that the individual deliverables #1 through #5 above are not distinct performance obligations because each of the individual deliverables is integrated by Marqeta to deliver its Platform Service and each deliverable is highly interdependent and highly interrelated (i.e. each of the deliverables is dependent upon one or more of the other deliverables). For example, the Company would not be able to provide processing services (deliverable #4) if the Company did not also provide access to the Platform (deliverable #3). Additionally, a Customer would not be able to benefit from the Platform Services unless each of the deliverables (#1 through #5) is performed. Accordingly, the Company accounts for the deliverables #1 through #5 as a single unit of accounting.

Further, the delivery of the Platform Services meets the criteria to be a series of distinct services under ASC 606-10-25-14b because the nature of Marqeta’s performance obligation is to provide continuous access to its Platform and each transaction processed is substantially the same and has the same pattern of benefit transferred to the Customer. The Customer receives the same benefit from each day of access to the Company’s Platform and thus the performance obligation is satisfied over time under ASC 606-10-25-27. Additionally, in reference to ASC 606-10-25-15, the same method is used to measure the Company’s progress toward completion of its performance objection – as indicated by a fully-processed Customer card transaction that is settled with the respective Card Network.

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

Based on the above, the Company has concluded that the specified services that it delivers to Customers is the integrated bundle of deliverables that comprise an end-to-end payment processing service – its Platform, and physical card fulfillment. The Company advises the Staff that revenue generated from its physical card fulfillment services is immaterial in relation to platform services revenue.

22.

Your disclosure indicates that the interchange fees collected are recognized as revenue on a gross basis as the company is the principal and primarily responsible for the delivery of the services to customers. Please describe the services provided by each party involved in the payment processing transaction and tell us how you determined you control each service before it is transferred to the customer. Please also address your disclosure on page 27 that you rely on third parties with whom you have contractual relationships that you do not control. Reference ASC 606-10-55-36 through 40.

RESPONSE: The Company respectfully advises the Staff that the Company submitted a letter to the Office of the Chief Accountant on July 31, 2020 that discussed the Company’s accounting conclusion with respect to recognizing revenue on a gross basis. The Company also submitted a letter to the Office of the Chief Accountant on September 18, 2020 confirming the Company’s understanding that the Staff did not object to the Company’s conclusion on the presentation of revenue. An excerpt from the July 31, 2020 letter that is responsive to this Comment #22 is as follows:

“The second step is an evaluation of whether Marqeta controls the distinct service before it passes such service onto the Program Customer. In conducting this evaluation, the Company analyzed the guidance in ASC 606-10-55-37A as follows.

ASC 606-10-55-37A

When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any one of the following:

A A good or another asset from the other party that it then transfers to the customer.

B A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf.

C A good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer. For example, if an entity provides a significant service of integrating goods or services provided by another party into the specified good or service for which

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. This is because the entity first obtains control of the inputs to the specified good or service (which include goods or services from other parties) and directs their use to create the combined output that is the specified good or service.

The Company has determined that it controls the specified service prior to transferring the service to the Program Customer based on meeting criteria B and C above. The analysis is as follows:

1. Criteria C (ASC 606-10-55-37A(c)): To fulfill the Company’s performance obligation to Program Customers, the Company must integrate services provided by Issuing Banks and Card Networks into its Platform in order to deliver the Platform to Program Customers as discussed below:

Services Provided by Issuing Banks – The Issuing Banks provide services to the Company that include card issuance, Card Network sponsorship, and the establishment of deposit accounts used to settle Program Customers’ transactions. As noted in Figure 1, the Issuing Banks enable the Company to establish Program Customers’ card programs with Card Networks and to settle Program Customers’ transactions with Card Networks, all through Marqeta’s Platform. The Issuing Bank pulls funds from the Program Customers’ card accounts and transmits the funds across the Card Network (only after Marqeta’s approval) to the merchant’s acquiring financial institution.

Services Provided by Card Networks – Marqeta has connected its Platform to the Card Networks, which allows for transaction authorization (or decline) messages to be sent electronically to and from Marqeta’s Platform. This connection allows for virtually instant notification of its Program Customers’ card transactions and allows for quick response to the authorization request. Once an authorization approval response has been sent by Marqeta to the Card Network (based on parameters established by the applicable Program Customer), the transaction is able to occur on the Card Network’s secure network.

The benefit provided to the Program Customer is the Platform, not each individual component on a standalone basis. The Company takes all steps necessary to allow Program Customers to make authorized purchases with their cards and to settle payments with merchants where their cards are used in a seamless manner. The various components provided by the Issuing Banks and Card Networks are significantly integrated into the services Marqeta offers through its Platform and are highly interdependent and interrelated. Therefore, the services provided by the Issuing Banks and Card Networks must be fully integrated into the Company’s Platform for the Company to fulfill its promises to Program Customers.

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

Further, Marqeta ultimately provides the integrated service to the Program Customer, as all services required by the Program Customer are all included in the contract between Marqeta and the Program Customer. Program Customers pay a designated fee for the integrated services to Marqeta only. Additionally, in most instances the Company only collects the Interchange fees as compensation for providing the Platform to Program Customers, demonstrating that Interchange Fees collected from Issuing Banks are revenue earned from Program Customers.

2. Criteria B (ASC 606-10-55-37A(b)): The Company has obtained the right to the services provided by Issuing Banks and Card Networks, discussed below:

The Company has negotiated the terms and entered into contractual arrangements directly with Issuing Banks and Card Networks. These contracts include negotiated terms, such as more favorable pricing, that are generally not available to Program Customers if they were to contract directly with Issuing Banks and Card Networks. The Company’s contractual rights to the services provided by Issuing Banks and Card Networks do not directly transfer to the Program Customer and are not a specified good or service in the Company’s contract with the Program Customer. Accordingly, only the Company controls the provision of the services provided by Issuing Banks and Card Networks. Further, the Company’s contracts with the Issuing Banks stipulate minimum Issuing Bank fees, to be paid by Marqeta, if Program Customers’ card volume falls below certain pre-defined amounts per month.

The Company directs the use of the Issuing Banks’ and Card Networks’ services because the Company has discretion in determining which Issuing Bank and Card Network to engage. For example, the Company may decide to direct more Program Customers to an Issuing Bank that provides more favorable pricing to the Company or negotiate with a new Issuing Bank, if desired. Similarly, the Company may direct more payment volume to a Card Network that provides more favorable volume rebates to the Company. This discretion allows the Company to consider the economic benefits provided by these pricing terms when negotiating Revenue Share terms with Program Customers and the benefits negotiated by the Company with Issuing Banks and Card Networks are ultimately shared with Program Customers.

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

Marqeta has acquired the right to the services provided by the Issuing Banks and Card Networks through its agreements with these parties. While Issuing Banks interact with Program Customers via the establishment of card holder agreements, the Company is responsible for administering these agreements. The Card Networks do not interact or contract with Program Customers, nor do they have the obligation to provide a service directly to them. Marqeta has acquired the right to the services provided by Issuing Banks and Card Networks through its agreements with these parties.

Marqeta also controls the underlying Program Customers’ transactional data required for the Issuing Banks and Card Networks to perform their engaged services. When a transaction is initiated, key cardholder information, such as cardholder identity, bank identification number, card expiration date, and card verification values, reside on Marqeta’s Platform. Once Marqeta performs its authorization checks and approves the transaction, Marqeta then determines what data needs to be provided to Issuing Banks and Card Networks to perform their respective services, as vendors to Marqeta. Further, since Marqeta holds cardholder information, it is required to maintain and ensure compliance with PCI-DSS. If cardholder data held by Marqeta were to be improperly protected or accessed by an unauthorized third party, Marqeta would be liable for any applicable PCI-DSS fines and expenses.

Step 3: Assess other indicators of principal versus agent

The third step is a consideration of other indicators of whether the Company is a principal or agent under ASC-606-10-55-39, as discussed in the table below:

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

Principal vs. Agent Factors	Analysis
ASC-606-10-55-39(a) – The entity is primarily responsible for fulfilling the promise to provide the specified good or service to the customer and for the acceptability of the specified good or service.	Marqeta initiates all Program Customer interactions. Marqeta is solely responsible for the delivery of the Platform from the Program Customer’s perspective. While the Issuing Banks provide certain services, those services are not transparent to Program Customers, who look solely to Marqeta to provide the Platform. Program Customers only engage with Marqeta and do not contact the Issuing Bank or Card Network regarding payment processing/program management services. Additionally, Program Customers reach out to Marqeta for any service complaints and Marqeta is responsible for addressing those complaints. As such, the Company holds primary responsibility for providing its Platform.

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

ASC-606-10-55-39(b) – The entity has inventory risk (before the specified good or service is transferred to the customer or upon customer return).

The Company analogizes this factor to that of the credit risk the Company holds related to its arrangements with its Program Customers and Issuing Banks. The Company coordinates the establishment of omnibus bank deposit accounts at Issuing Banks to hold Program Customers’ funds. The Company is responsible for ensuring that there are adequate funds to settle all Program Customers’ transactions each day. In instances where the Company miscalculates the amount of required funds to be included in the omnibus accounts or the Program Customer fails to sufficiently fund the omnibus deposit accounts, Issuing Banks look solely to Marqeta to fund the transactions. Although not material, the Company has incurred losses and continues to be exposed to loss, when a Program Customer fails to fund transactions that were previously authorized by the Company’s Platform.

Additionally, the Company’s contracts with Issuing Banks stipulate minimum Issuing Bank fees to be paid by Marqeta in the event that Program Customer card volume falls below certain pre-defined amounts per month.

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

ASC-606-10-55-39(c) - The entity has discretion in establishing the price of the specified good or service.	The Company has latitude in establishing pricing and economics with (A) Program Customers by negotiating Revenue Share and processing fees, (B) Issuing Banks by negotiating fees paid and (C) Card Networks by negotiating rebates that reduce overall Card Network fees incurred by the Company. While Marqeta does not have latitude in establishing Interchange Fee rates, it does have latitude in how much Revenue Share it pays to Program Customers.

Based on the analysis outlined above, the Company believes it controls and is primarily responsible for providing the Platform to Program Customers. Accordingly, the Company records the fees paid to Issuing Banks and Card Networks within costs of revenue in the statement of operations, and these fees are not netted against the Company’s revenue.”

23.

We note that you generate revenue from revenue sharing arrangements in which you do not receive a distinct good or service, but use to incentivize customers. Please provide more detailed disclosures of the terms of these arrangements, including the revenue sharing rates and specified volume tiers for transaction volumes.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the Company’s response to Comment #11 above. The Company reiterates that Revenue Share payments are incentives to the Company’s Customers to increase the number of their transactions on the Company’s Platform. The Company receives no distinct good or service from its Customers in exchange for Revenue Share payments, and therefore (in accordance with ASC 606-10-32-25 and ASC 606-10-32-26), it records Revenue Share payments as a reduction to interchange revenue as a component of its calculation of net revenue, which is the opening line item shown on the Company’s statement of operations. As noted above, Revenue Share payments are designed to be Customer-specific, they can vary significantly from Customer to Customer, contract to contract and period to period, and they often do not bear a linear relationship to processing volume by a particular Customer, nor to Total Processing Volume by the

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

Company’s Customers as a whole. The Company therefore believes that providing Revenue Share amounts or rates is not only not material to a reader of the Company’s financial statements (as further discussed in #11 above) but could also be potentially misleading because of the complicated, non-linear, and customer-specific nature of the Company’s Revenue Share contracts. Without knowing exactly which Customers receive exactly which revenue sharing rates and the specific processing volumes of each such Customer, and whether those rates are tiered for that particular Customer and in what way, an investor could easily be misled into extrapolating disclosure of average Revenue Share rates or sample tiering schedules onto the Company’s Total Processing Volume as a whole, which would be misleading and result in an inaccurate picture of the Company’s financial performance in a given period. The Company asserts that Total Processing Volume, net revenue (which includes reduction for Revenue Share payments) and gross profit – and the relationship of these three figures to one another (e.g., net revenue/Total Processing Volume and gross profit/net revenue) – are the material components required for a full understanding of the Company’s performance and whether the Company is successfully and efficiently increasing Customer adoption and usage in line with its business strategies and objectives.

Note 9. Redeemable Convertible Preferred Stock, page F-24

24.

Please disclose how you determined the initial carrying values of your Redeemable Convertible Preferred Stock and explain the reasons why it is not probable that the instruments will become redeemable, making subsequent adjustments to the amount presented in temporary equity unnecessary. See SAB Topic 3.C and paragraph 24 of ASC 480-10-S99-3A.

RESPONSE: Although the redeemable convertible preferred stock is not mandatorily or currently redeemable, a deemed liquidation event could constitute a redemption event outside the Company’s control. Therefore, all shares of redeemable convertible preferred stock have been presented outside of permanent equity. The Company recorded all shares of redeemable convertible preferred stock at their respective issuance price less issuance costs on the dates of issuance. The carrying values of the Company’s redeemable convertible preferred stock have not been accreted to their redemption values as the shares of redeemable convertible preferred stock are not currently redeemable and a liquidation event is not considered probable of occurring. A liquidation event is defined as a liquidation, dissolution or winding up of the Company. Given the Company’s performance and financial condition the Company currently does not believe a liquidation event is probable. Subsequent adjustments of the carrying values to redemption values are not deemed necessary and will be made only if and when it becomes probable that the preferred shares will become redeemable.

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

Note 11. Stock Incentive Plan, page F-27

25.

We note that the fair value of your common stock is a key input to the determination of the fair value of your stock options. Please disclose the fair value of your common stock used in the determination of the fair value of your stock options for the period(s) presented.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-31 to include the weighted-average fair value of the Company’s common stock used to determine the fair value of its stock options for the years ended December 31, 2019 and 2020 as follows:

The following weighted average assumptions were used to calculate the fair value of employee stock option grants:

	Year Ended December 31,
	2019	2020
Dividend yield	0.0%	0.0%
Expected volatility	43.7%	48.1%
Expected term (in years)	6.02	6.02
Risk-free interest rate	1.9%	0.5%
Fair value of common stock	$2.61	$3.27

26.

Please provide us with a breakdown of all stock-based compensation awards granted in fiscal 2020, and through the date of your response, including the fair value of the underlying stock used to value such awards. To the extent there was any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

RESPONSE:

A breakdown of all stock awards granted in 2020 and 2021, including the fair value of the underlying stock used to value such awards, is included in the table below:

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

Grant Date	Estimated Fair Value of Common Stock Used in the Determination of Fair Value of Equity Awards	Number of RSU’s Granted	Aggregate Grant Date Fair Value of RSU’s (a)	Number of Options Granted	Grant Date Fair Value of Option(b)	Aggregate Grant Date Fair Value of Options
2/7/2020	$2.77	72,000	$199,440	599,500	$1.36	$813,701
3/16/2020	$2.77	1,744,429	$4,832,068	17,800	$1.37	$24,432
3/30/2020	$2.77	618,450	$1,713,107	2,59,500	$1.41	$3,659,358
5/5/2020	$3.54	406,500	$1,440,876	1,900,000	$2.07	$3,927,870
5/14/2020	$3.74	n/a	n/a	1,100,000	$2.24	$2,460,480
7/24/2020	$6.21	815,840	$5,067,709	190,000	$3.57	$678,243
8/3/2020	$6.60	13,594	$89,707	n/a	n/a	n/a
9/22/2020	$7.72	218,550	$1,686,369	n/a	n/a	n/a
11/11/2020	$10.10	244,513	$2,470,290	n/a	n/a	n/a
11/24/2020	$10.80	328,196	$3,545,735	n/a	n/a	n/a
12/10/2020	$11.67	30,625	$357,279	n/a	n/a	n/a
12/30/2020	$11.94	79,189	$945,184	n/a	n/a	n/a
1/22/2021	$16.09	1,336,915	$21,508,363	550,000	$9.45	$5,195,575
2/6/2021	$18.92	292,500	$5,533,848	150,000	$11.89	$1,782,900
2/11/2021	$19.86	148,439	$2,948,419	3,356,994	$12.71	$42,671,422

(a)	Aggregate grant date fair value of RSU’s is equal to the number of RSU’s multiplied by the fair value of the common stock on the grant date.
(b)	Grant date fair value of option was dertmined using a Black-Scholes option pricing model

The valuations of the Company’s common stock were made based on information available as of the dates of those valuations, taking into account, among other factors, the Company’s evaluation of its prospects and determination of comparable companies at that time as well as prevailing market and economic conditions. As more fully described in response to comment #13 above, the fair value of the Company’s common stock is primarily a function of the estimated enterprise value of the Company and the likelihood and anticipated timing of the Company experiencing a liquidity event such as an IPO and indications of fair value derived from secondary sales of the Company’s common stock. A discussion of the significant changes in the fair value is as follows:

May 2020

In May 2020, the Company closed a Series E-1 round of fundraising for $150 million.

In addition, the market conditions that drove the increase in the estimated fair value in early 2020 was due to the Covid-19 pandemic and resultant shelter in place orders that blanketed the United States and the world, starting in early March 2020. The Company began to see the resultant increases in Total Processing Volume in April 2020 (Total Processing Volume in April 2020 increased 37% from March 2020 ), higher than prior projections. This drove the Company’s net revenue to new highs as the Company’s product and servicing offerings support businesses that exhibited accelerated growth in the shelter in place environment (for example, on-demand delivery companies like Instacart and digital bank and contract-less payment capabilities offered by Square).

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

These factors contributed to the Company increasing its forecasted performance and resulted in the increase in fair value of its common stock in May 2020.

May to August 2020

In the period between May and August, the Company continued to see increases in Total Processing Volumes and net revenue above prior expectations.

In addition, the Company observed an increase in the weighted-average sale price associated with secondary sales of common stock. The weighted average secondary sale price in July 2020 was 56% higher than that of June 2020 and in August 2020 was 62% higher than that of July 2020.

November and December 2020

Given the continued outperformance versus plan in 2020, largely driven by the acceleration of growth from the Covid-19 pandemic described above, the Company increased its forecasts in the fourth quarter of 2020, which is reflected in the December 2020 valuation.

In addition, the Company observed increases in the weighted-average sale prices associated with secondary sales of common stock. The weighted-average secondary sale price in October 2020 was 64% higher than that of September 2020 and in November 2020 was 38% higher than that of October 2020.

January and February 2021

The Company observed increases in the weighted-average sale prices associated with secondary sales of common stock. The weighted-average secondary sale price in February 2021 was 37% higher than that of January 2021 and in January 2021 was 15% higher than that of December 2020. This was the main contributor to the increase in the Company’s estimated fair value in January and February 2021.

Note 17. Subsequent Events, page F-35

27.

We note certain economic interest holders acquired outstanding common stock from current or former employees for a purchase price greater than the company’s estimated fair value at the time of the transactions. Please explain to us why the purchasers were willing to pay a price in excess of fair value. Tell us if the purchasers had reasonable knowledge of the relevant facts concerning the company’s operations and financial condition. Also, tell us why you do not consider the values established in these transactions to be fair value.

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

RESPONSE: The Company respectfully advises the Staff that although the Company cannot speak for those acquiring an interest in the Company from its current and former employees, the Company believes that the purchasers may have been willing to pay in excess of fair value for the employee shares given the limited opportunities available to otherwise acquire such shares of the Company’s common stock. As discussed in response to comment #13 above, the Company did place weight on the prices observed from secondary sales activity in its periodic valuations of its common stock. In applying ASC 718-10-15-4 to these secondary sale transactions, if the secondary sale price was higher than the Company’s estimated fair value as of the transaction date, the Company generally ascribed share-based compensation. For these secondary sale transactions, the buyers included certain investors who were not permitted to invest as much as they desired in the Series E-1 preferred financing, who had the information that was provided in the marketing of that financing, as well as other institutional and individual investors who had very little information about the Company. The Company considered it reasonable and prudent to include the secondary sales prices in its overall valuation methodology of its common stock, but also to consider equal weight on the indications of value supported by the income and market approach.

28.

Regarding your stock based compensation that is subject to both service and liquidity vesting conditions, with a view towards footnote and MD&A disclosure please tell us if the vesting conditions will be met upon your IPO. If so, disclose the amount of compensation that will be recorded.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure, on page F-33 of the Amended Draft Registration Statement as follows:

“Restricted Stock Units

Commencing in 2020, the Company granted RSUs to employees. RSUs vest upon the satisfaction of both a service condition and a liquidity condition. The service condition for these awards is satisfied over four years. The liquidity condition is satisfied upon the occurrence of a change in control of the company or the consummation of an initial public offering of the Company’s equity securities, as defined in such RSU agreements. As of December 31, 2020, no share-based compensation expense had been recognized for RSUs because the liquidity condition had not occurred. If a qualifying liquidity condition had occurred on December 31, 2020, the Company would have recognized $9.8 million of cumulative share-based compensation expense on that date and would have $15.7 million of unrecognized compensation cost that represents the grants that have not met the service condition as of December 31, 2020.”

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

29.	Disclose the fair value of the warrant issued to a customer to purchase up to 750,000 shares of the company’s common stock.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-34 of the Amended Draft Registration Statement as below:

“In September 2020, the Company issued a warrant to a Customer to purchase up to 750,000 shares of the Company’s common stock over a period of five years, ending in September 2025, at an exercise price of $0.01 per share, for a total fair value of $5.7 million. The warrant becomes exercisable when the vesting conditions are met. The warrant vest contingently on certain performance conditions, which include the Customer reaching certain processing volumes thresholds over the five-year contract term. This warrant is classified as an equity instrument and expires in September 2025. It is treated as consideration payable to a Customer and recorded as a reduction to net revenue based on the vesting milestones and the grant date fair value of the warrant shares. As of December 31, 2020, 22,500 warrant shares were vested and the Company recorded an immaterial amount as a reduction to net revenue during the year then ended.”

General

30.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

Signature Page Follows.

Mr. Mitchell Austin

Securities and Exchange Commission

April 2, 2021

If you should have any questions concerning the enclosed matters, please contact the undersigned at (415) 733-6017.

Sincerely,

/s/ Mitzi Chang Mitzi Chang

cc:	Jan Woo, Securities and Exchange Commission

Joseph Cascarano, Securities and Exchange Commission

Robert Littlepage, Securities and Exchange Commission

Jason Gardner, Marqeta, Inc.

Seth R. Weissman, Marqeta, Inc.

Caine Moss, Goodwin Procter LLP

Bradley C. Weber, Goodwin Procter LLP

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Catherine D. Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.